[Buckeye Technologies Inc. Letterhead]

January 21, 2011

VIA EDGAR

Securities and Exchange Commission
Attn.: Mr. John Reynolds
100 F Street, N.E.
Washington, D.C. 20549

RE:	Buckeye Technologies Inc.
Form 10-K for Fiscal Year Ended June 30, 2010
Filed September 2, 2010
File No. 001-14030
Schedule 14A
Filed September 22, 2010

Dear Mr. Reynolds:

Buckeye Technologies Inc. (sometimes referred to herein as the “Registrant”), submits this response to the letter of December 22, 2010 from the staff (the “Staff”) of the United States Securities and Exchange Commission to Mr. John B. Crowe regarding the above-referenced Form 10-K and Schedule 14A.  For convenience, we have reproduced the Staff's comments immediately preceding each of the Registrant’s responses.

Form 10-K for the Fiscal Year Ended June 30, 2010

Exhibits

Comment

1.
We note that your Section 906 certifications attached as exhibits 32.1 and 32.2 refer to an annual report on Form 10-Q for the period ended March 31, 2010, rather than referring to this Form 10-K.  Please file the correct certifications with an amendment to your Form 10-K including new 302 certifications.

Response

Concurrently with submitting this response, the Registrant is filing an amendment to its Form 10-K (the “Form 10-K/A”) with the Commission that includes the revised certifications.

Comment

2.	We note that Exhibit 10.9, your amended and restated credit agreement, is missing schedules and exhibits. Please file this exhibit in its entirety with your amended Form 10-K.

Response

The Registrant is filing with the Form 10-K/A Exhibit 10.9 in its entirety, including all schedules and exhibits thereto.  Portions of the schedules to Exhibit 10.9 were redacted pursuant to a request for confidential treatment submitted to the Commission concurrently with submitting this response.

Schedule 14A filed September 22, 2010

At-Risk Compensation Bonus, page 30
UltraFiber 500® Revenue, page 32

Comment

3.
We note your statement in this section that appears to reference a payout based on 2010 UltraFiber 500® revenue whereas in the fifth paragraph on page 30 it appears that only Mr. Cook’s ARC bonus had a component for UltraFiber 500® revenue and cash flow.  Please advise us as to your use of UltraFiber 500® revenue and cash flow as a metric in the compensation of your named executive officers.  If you contemplate revising this disclosure in future filings in response to our comment, please provide us with draft disclosure.

Response

The Registrant confirms supplementally that in fiscal year 2010, Jeffrey T. Cook was the only executive officer who had portions of his ARC Bonus based on UltraFiber500® cash flow and UltraFiber500® revenue.  These criteria were not used for any other named executive officer.  The Registrant does not contemplate using UltraFiber500® cash flow and UltraFiber500® revenue as ARC Bonus criteria in the future.

What factors are considered in decisions to modify compensation materially?, page 35

Comment

4.	We note your statement here and elsewhere regarding targeting base salary and incentive compensation at between the 50th and 75th percentiles, respectively, of your peer group.

In future filings, please provide quantitative disclosure as to where the base salary and incentive compensation fell as compared to your peer group. Please provide us with draft disclosure.

Response

The Registrant hereby confirms that, in future filings, it will provide the quantitative data the Staff has suggested.  The Registrant proposes that this disclosure would be substantially as follows with respect to base salary:

“During [year], the base salaries of our named executive officers were at the following respective percentages of the comparable base salaries for comparable executives within our peer group: NEO #1 (A%); NEO #2 (B%); NEO #3 (C%); NEO #4 (D%); and NEO #5 (E%).”

The Registrant would envision similar disclosure relative to incentive compensation.

* * *

The Registrant hereby acknowledges that:

▪	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this has been responsive to the Commission's comments.  If there are additional questions or comments, please contact the undersigned.

Very truly yours,

Buckeye Technologies Inc.

By:	/s/ Sheila Jordan Cunningham
Sheila Jordan Cunningham
Senior Vice President, General Counsel